

August 12, 2009

Greenfield Pitts
Chief Financial Officer
Emerson Radio Corp.
610 Fifth Avenue, suite 311
New York, NY 10020

Re: Emerson Radio Corp.
SEC File No.: 001-07731
Form 10-K: For the fiscal year ended March 31, 2008
Form 10-Q: For the quarterly period ended September 30, 2008

Dear Mr. Pitts:

We have reviewed your response letters dated July 14, 2009 and July 24, 2009, and have the following comments. As previously stated, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

1. In your letter dated July 24, 2009 you described your accounting policy as it relates to your sales allowances, marketing support programs, promotions, and volume-based incentives (the "**arrangements**"). Please describe for us each of these arrangements and explain in extensive detail how and when the offer associated with each arrangement is communicated. Particularly, discuss the initial arrangements, not the additional arrangements that may take place subsequent to the recognition of revenue.

2. In addition, you state that the incentives provided to retailers and distributors are accounted for in the period in which the related sale is recognized in accordance with FAS 48 and EITF 01-9. In accounting for an incentive under EITF 01-9, paragraph 22 states that the cost of the sales incentive should be recognized at the later of the date the related revenue is recorded or the date at which the sales incentive is offered. Please confirm to us, and disclose in all future filings, that your accounting policy complies with paragraph 22 of EITF 01-9. Specifically, confirm that you do not recognize an incentive in the financial statements until it has been offered. Provide us evidence to support your assertion. If you have not made the offer as required by EITF 01-9, please correct your financial statements.

3. Please tell us the amount recorded as a liability on your balance sheet as of March 31, 2009 and 2008 as it relates to sales allowances, marketing support programs, promotions, and volume-based incentives. In addition, please explain to us in

extensive detail how each amount was determined and provide us a comprehensive analysis that supports each amount. And finally, provide us evidence that you have made offers in connection with the amounts that are recorded on the balance sheet.

* * * * *

Please respond to our comments as a "correspondence" via EDGAR within ten business days from the date of this letter. You may contact Melissa Kindelan, Staff Accountant, at 202-551-3564 or Robert S. Littlepage, Jr., Accounting Branch Chief, at 202-551-3361 if you have questions regarding the comments. Please feel free to contact me at 202-551-3810 with any other questions or concerns.

Sincerely,

Larry Spirgel
Assistant Director